Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter 2019 Production and Sale Results and Provides Q2 Conference Call Details

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, July 17, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production and sales results for the second quarter ended June 30, 2019 ("Q2 2019") from the Gahcho Kué Diamond Mine ("GK Mine").  The Company also releases the details for its Q2 2019 earnings conference call and webcast.  All figures are expressed in Canadian dollars unless otherwise noted.

Q2 2019 Highlights
(all figures reported on a 100% basis unless otherwise stated)

  10,865,263 total tonnes mined, a 6% increase on comparable period (Q2 2018: 10,285,000).
  882,374 tonnes of ore treated a 2% decrease from comparable quarter (Q2 2018: 899,000 tonnes).
  1,730,147 carats recovered at an average grade of 1.96 carats per, 10% lower than comparable quarter (Q2 2018: 1,930,500 carats and 2.15 carats per tonne). The grade variance year over year is mainly a function of mining lower grade ore tonnes in Q2 2019 from Hearne and SWC Kimberlites in comparison to higher grades from the 5034 Kimberlite in Q2 2018. In addition, the ongoing plant enhancement modifications and size frequency optimization result in the removal of the very small, lowest value diamonds from the recovery process further contributing, as expected, to fewer carats recovered.
  1,077,730 carats sold at an average value of $89 per carat (US$67 per carat) for total proceeds of $95.8 million (US$71.7 million) in comparison to 1,113,724 carats sold at an average value of $89 per carat (US$69 per carat) for total proceeds of $99.1 million (US$76.8 million) in Q2 2018. It is important to note that the majority of the carats sold in Q2, 2019 were from the Hearne and SWC kimberlites as per plan, which contain lower average values per carat than the 5034 ore body, that made up most of the production in the previous year. The achievement of similar average values per carat sold year over year is very encouraging and can be attributed to the ongoing engagement with its JV Partner, De Beers Canada to focus on optimizing the process facilities recoverable size frequency distribution.

Q2 2019 Production Statistics1

	2019 Q2	2018 Q2	YOY Variance
Total tonnes mined (ore and waste)	10,865,263	10,285,000	6%
Ore tonnes mined	746,583	341,000	119%
Ore tonnes treated	882,374	899,000	-2%
Carats recovered	1,730,147	1,930,500	-10%
Carats recovered (49% share)	847,772	946,000	-10%
Recovered grade (carats per tonne)	1.96	2.15	-9%
All figures reported are on 100% basis unless otherwise stated

Q2 2019 Diamond Sales

At the Company's Q2 2019 sales, values for the larger, (greater than 5 carats), better quality diamonds that contribute the majority of the Company's revenue, remained stable.  However, values for smaller diamonds and lower quality categories have again come under pressure.

Q2 2019 Summary

Q2 2019 production results were in line with the Company's expectations, with over 10.8 million tonnes of material mined, 6% higher than the same period last year. The total carats recovered and grade in Q2 2019 were 10% lower than the same period last year, but ahead of plan. The lower grade and carats recovered during Q2 2019, as stated in previous announcements, are driven by the grade and carats associated with the source of ore feed for each period.  In Q2 2019 the majority of the plant throughput consisted of the Hearne and SWC Kimberlites which contain lower average values per carat than the 5034 Kimberlite, where majority of the production was sourced from in Q2 2018.  In addition, the plant process modifications have, as planned, resulted in the ability of the plant to treat more ore resulting in the removal of the very small, lower value diamonds but increasing the number of larger more valuable diamonds recovered with the increased tonnage.  This outcome is expected and lower grades and carats recovered are offset by generating higher average values from the increased production.

The Company's sales results in Q2 2019, and year over year value per carat performance demonstrate that the plant process changes are having a positive impact on the average value of the diamonds recovered. Considering that lower quality ore was being mined during Q2 2019 in comparison to Q2 2018, and in addition to a softer diamond market year over year, achieving similar average values per carat in Q2 2019 is very encouraging.  The Company and its JV Partner, De Beers Canada, continue to implement these changes and expect full completion by early Q2 2020.  Therefore, the Company is well positioned for 2020 and beyond, as it plans to mine larger percentages of the 5034 Kimberlite.

The plant treated 882,374 tonnes and produced over 1.73 million carats in Q2 2019, in comparison to 899,000 tonnes treated and 1.93 million carats recovered in Q2 2018; 2% and 10% lower than the same period last year respectively, but slightly ahead of plan for the first half.  The GK plant continues to perform well and the process improvements are showing great results, demonstrated by similar average realized values per carat, and taking into account the source of diamonds for the two periods and corresponding values per carat.  Total tonnes treated during Q2 2019 was slightly less than what was achieved compared to the same period last year due to variable mixture of the plant feed for each period and the rate of processing for each ore type which can impact monthly throughput figures year over year.  Taking this into account, and considering the sources of ore from a year ago, the plant has achieved 4% higher throughput in the first half of 2019 compared to the first half of 2018.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "We have completed the first half of the 2019 financial year ahead of expectations and seen continued improvement in production through the first half of 2019.  The plant processing enhancements and modifications are progressing well and the results thus far are encouraging.  The Company's diamond sales were also slightly ahead of expectations due to a better product mix.  As widely reported by various diamond producers and industry commentators, the rough diamond market is challenging at present, and we expect to see continued volatility in the market for rough diamonds in the near term.  Despite the current market conditions, we are pleased to see our diamonds selling consistently at competitive prices.  With lower volumes being sold into the rough market of late, and the relatively positive retail sales reported, we expect to see price stability over the coming months.  We remain on track to achieve our 2019 forecast of 3.3 – 3.45 million carats (our 49% share of the full production) recovered, and look forward to updating the market further as we deliver on our milestones for the rest of 2019 and beyond."

The Company will release Q2 2019 financial results on Tuesday August 6th, 2019 after market hours. The Company will host its quarterly conference call on Wednesday August 7th, 2019 at 11:00am EDT.

Q2 2019 Conference Call Dial-In Details:

Title: Mountain Province Diamonds Inc Q2 Earnings Conference Call
Conference ID: 2474225
Date of call: 08/07/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/mmc/p/ti9o8iag

Participant Toll-Free Dial-In Number:             (866) 300-0510
Participant International Dial-In Number:       (636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 17-JUL-19